                                                       Filed by:  JFAX.COM, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                    (Registration No. 333-44676)

                                                Subject Company:  eFax.com, Inc.
                                                   Commission File No. 000-22561

     On November 22, 2000, JFAX.COM, Inc. and eFax.com announced the adjournment of their respective stockholder meetings relating to their proposed merger. The following is a transcript of the press release issued on November 22, 2000:

j2 GLOBAL COMMUNICATIONS AND EFAX.COM ANNOUNCE  ADJOURNMENT OF THEIR RESPECTIVE
STOCKHOLDER MEETINGS RELATING TO THEIR PROPOSED MERGER

HOLLYWOOD and MENLO PARK, California (November 22, 2000) - j2 Global
Communications, Inc., formerly JFAX.COM, Inc. (NASDAQ: JCOM), and eFax.com
(OTCBB:EFAX) today announced the adjournment of their respective stockholder meetings, which were scheduled to be held on November 22, 2000, relating to their proposed merger. The meetings of the two companies are scheduled to be resumed at the Hollywood Roosevelt Hotel, 7000 Hollywood Boulevard, Los Angeles,
CA 90028 on November 29, 2000 at 10:00 a.m., local time, to consider the merger proposal and other matters reflected in the companies' joint proxy statement/prospectus that was mailed to stockholders on or about October 23,
2000. The merger is subject to approval by the companies' respective stockholders and other closing conditions, some of which conditions remain to be satisfied.

The eFax.com stockholders meeting, which was scheduled to be held first, was adjourned because a quorum was not present. Approximately 43.7% of the total outstanding shares of eFax.com common stock was represented at the meeting, which was less than the majority of such shares required to be present. The holders of approximately 98.4% of the shares of common stock represented at the meeting (representing approximately 43.1% of the total outstanding shares of
eFax.com common stock) have delivered proxies voting in favor of the merger.
After the eFax.com meeting was adjourned, the j2 Global meeting was also adjourned.

ABOUT j2 Global Communications
j2 Global Communications is an Internet-based provider of messaging and communications services to individuals and businesses throughout the world. j2
Global was established in 1996 as JFAX.COM and underwent a name change in July
2000 to reflect its expanded services and subscriber base. The j2 Global network covers over 130 different locations, in 14 countries, spanning 4 continents. The
Company's innovative reputation and spirit have made it a leader in the way people communicate from any phone or Web-enabled device. j2 Global is headquartered in Hollywood, California.

ABOUT eFax.com
eFax.com is a provider of Internet communication services, and has delivered unique telephone numbers to 2.3 million members. The Company continues to expand its range of solutions beyond its initial offering of the world's first free fax-to-email service. The Company markets its Internet services via its own
eFax.com web site and through affiliates and co-brand partners, including
Travelocity.com, Network Solutions, WebTV, Buzzsaw.com, fortunecity.com,
FindLaw, and AllBusiness.com. eFax.com is headquartered in Menlo Park, Calif.

Safe Harbor for Forward-Looking Statements: Certain statements in this news release constitute "forward-looking statements" within the meaning of the
Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to solicit shareholder approval for the proposed merger and other statements of a non-historical nature. Actual results may differ from projected results due to various risk factors including factors set forth in the companies' respective filings with the Securities and Exchange Commission.

Notice of Registration Statement: j2 Global has filed a registration statement, which contains a joint proxy statement/prospectus of j2 Global and eFax.com, and other documents with the Securities and Exchange Commission. INVESTORS AND
SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY
AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY
CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, http://www.sec.gov and from j2 Global Investor Relations at 6922 Hollywood Boulevard, Hollywood, California 90028.

                  (C) 2000 JFAX.COM, Inc. All rights reserved.

j2 Press Contact:                            j2 Investor Contact:
-----------------                            --------------------

Laura Hinson                                 Scott Turicchi
PR Manager                                   J2 Global
j2 Global Communications, Inc.               Communications
Hollywood, CA                                323-860-9408
(323) 860-9435                               sturicchi@j2.com
lhinson@j2.com

Mary Jo Draper
Ink, inc. PR
Kansas City, MO
816-753-6222
mjdraper@inkincpr.com

eFax.com contacts, media and investor
relations:
-------------------------------------

Todd Kenck
eFAX.com
Menlo Park, CA
(650) 688-6810
toddk@efax.com